

Rule 12g3-2 (b) File N° 82-4240

Caracas June 17th, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

6/24

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245


MANPA

Rule 12g3-2 (b) File N° 82-4240

Caracas June 17th, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax N° 58-212-9012317
Phone No 58-212-9012245


INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of Manpa]

Caracas, April 11, 2003.

Citizen

President of the NATIONAL SECURITIES COMMISSION

Your Office.

Attach hereto I enclose amendment to the notification of General Shareholders' Meeting of this company that will be held on April 25, 2003 in order to adapt the text of item 5 of such notice to the Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers published in Extraordinary Official Gazette No.5.582 as of April 3, 2002.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

President.

Enclose as indicated.---

[Letterhead of MANPA]

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00


REPUBLICA DE VENEZUELA
INTERPRETE
PUBLICO
JUDITH X. HERNANDEZ MORA

Capital Paid-In Bs. 22,940,094,240.00

NOTIFICATION

Shareholders of this company are hereby convened for the **General Shareholders' Meeting** to be held **at 3:00 p.m., on April 25, 2003** in our premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, of this city, with the following purposes:

1) Considering the Financial Statements corresponding to the fiscal year that goes from January 1 to December 31, 2002 in view of the reports by the Board of Directors and the Statutory Auditors.
2) Appointing the Main Statutory Auditors and their corresponding Substitutes and decide upon their remuneration.
3) Considering the proposal by the Board of Directors that the company keeps acting as an Authorized Capital Company (S.A.C.A.), establishing as Authorized Capital double of the Capital Subscribed and Paid in.
4) Considering and resolving about a project to issue Unsecured Obligations up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of a temporary common representative of bondholders and to broadly empower the Board of Directors to define the final characteristics of issuance.
5) Considering and resolving about a project to issue Commercial Papers up to FIFTEEN THOUSAND MILLION BOLIVARS (Bs.15,000,000,000.00) or its equivalent in U.S. dollars (US$). If the project is approved, considering and resolving about the appointment and remuneration of the provisional representative of commercial papers and to broadly empower the Board of Directors to define the final characteristics of the series to be issued under such authorization as well as to vest its powers upon the people it deems convenient.
6) Agreeing upon an ordinary dividend to be allocated among shareholders and delegating to the Board of Directors the dates for registration and payment to shareholders.

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, the matters of the Statutory Auditors and other documents related herein have been at their disposal at the company premises from March 29, 2003.

Caracas, April 13, 2003.

For the **BOARD OF DIRECTORS**.

CARLOS DELFINO T. President.---

Translator's Note: At the upper right margin of each folio in Spanish there is a wet seal that reads as follows: "National Securities Commission. 03 April 11 PM 2:07. FILE. RECEIVED." --

The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 12th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.
Capital Autorizado Bs. 45.880.188.480,oo
Capital Suscrito Bs. 22.940.094.240,oo
Capital Pagado Bs. 22.940.094.240,oo

CONVOCATORIA

Se convoca a los señores accionistas de esta compañía para la **Asamblea General Ordinaria de Accionistas** que se efectuará el **día 25 de abril de 2003, a las 3 p.m.**, en nuestras oficinas ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 1, Chacaíto, en esta ciudad, con los objetos siguientes:

1° Considerar los Estados Financieros correspondientes al ejercicio comprendido entre el 1° de enero y el 31 de diciembre de 2002, con vista de los informes de la Junta Directiva y de los Comisarios.

2° Proceder al nombramiento de los Comisarios Principales y sus respectivos Suplentes y fijarles su remuneración.

3° Considerar la proposición de la Junta Directiva para que la compañía continúe actuando como Sociedad Anónima de Capital Autorizado (S.A.C.A.), estableciendo como Capital Autorizado el doble del Capital Suscrito y Pagado.

4° Considerar y resolver sobre un proyecto de emisión de Obligaciones Quirografarias hasta por un monto máximo de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre el nombramiento y la remuneración del representante común provisional de los obligacionistas y facultar ampliamente a la Junta Directiva para definir las características definitivas de la emisión.

5° Considerar y resolver sobre un proyecto de autorización para emitir Papeles Comerciales hasta por un monto de QUINCE MIL MILLONES DE BOLIVARES (Bs. 15.000.000.000,oo) o su equivalente en dólares de los Estados Unidos de América (US$). En caso de ser aprobado el proyecto, considerar y resolver sobre la remuneración del representante común de los papeles comerciales y facultar ampliamente a la Junta Directiva para definir las características definitivas de las series a ser emitidas bajo dicha autorización, así como para delegar sus facultades en las personas que considere conveniente.

6° Acordar el dividendo ordinario a repartir a los accionistas y delegar en la Junta Directiva la fijación de las fechas de registro y pago a los accionistas.

Se participa a los señores accionistas que los Estados Financieros auditados, los informes de los Comisarios, las ternas de los Comisarios y los demás documentos a que se refiere esta convocatoria, han estado a su disposición en las oficinas de la compañía desde el 29 de marzo de 2003.

Caracas, 13 de abril de 2003

Por **LA JUNTA DIRECTIVA**

CARLOS DELFINO T.
Presidente

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Ven
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve



03 APR 11 PM 2:07
RECIBIDO

Caracas, 11 de abril de 2003

Ciudadano
Presidente de la
COMISION NACIONAL DE VALORES
Su Despacho

Adjunto a la presente modificación de la convocatoria de la **Asamblea General Ordinaria de Accionista** de esta empresa que se realizará el día **25 de abril de 2003**, con el objeto de adaptar el texto del punto 5 de la misma a las Normas Relativas a la Emisión, Oferta Pública y Negociación de Papeles Comerciales publicada en la Gaceta Oficial Extraordinaria N° 5.582 de fecha 3 de abril de 2002.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

anexo lo indicado

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:---

[Letterhead of Manpa]

Caracas, April 7, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

Present.

For the purposes to evidence that the Balance Sheet, the Income Statement, the Equity Account Statement and the Statement of Cash Flow were at the disposal of shareholders at December 31, 2002 together with the report by the Statutory Auditors and the Matters of the Statutory Auditors, pursuant to the provisions of Articles 113 and 126 of the Capital Market Law, we attach hereto the advertisements published in two (2) newspapers of major circulation. The General Shareholders' Meeting will be held on April 25, 2003.

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (Manpa) S.A.C.A.

Lic. CARLOS E. DELFINO T. (signed) Illegible.

President.

Enclosed as indicated.--

EL NACIONAL

No. 21.396 Saturday March 29, 2003


INTERPRETE
PUBLICO

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, and the matters of the Statutory Auditors are at their disposal at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from the date of this publication, thus complying with the provisions of Articles 113 and 126 of the Capital Market Law.

Caracas, March 29, 2003.

THE BOARD OF DIRECTORS.---

EL UNIVERSAL

NATIONAL AWARD OF JOURNALISM MENTION DESIGN – AWARD TO EXCELLENCE BY SND

SATURDAY, MARCH 29, 2003. CARACAS, VENEZUELA – YEAR XCIII – No.33.662- LEGAL DEPOSIT PP-19090IDF43

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Subscribed Capital Bs.22,940,094,240.00

Capital Paid-In Bs. 22,940,094,240.00

Shareholders are hereby informed that the audited Financial Statements, the reports by the Statutory Auditors, and the matters of the Statutory Auditors are at their disposal at the company premises situated in Avenida Francisco de Miranda, Torre Country Club, Piso 12, from the date of this publication, thus complying with the provisions of Articles 113 and 126 of the Capital Market Law.

Caracas, March 29, 2003.

THE BOARD OF DIRECTORS.---

Translator's Note:

On each folio of the document in Spanish there is a wet seal that reads as follows:

"National Securities Commission. 03 April 8 PM2:47. FILE. RECEIVED."--------------------

The foregoing is the true and exact translation of the attached document which I compared against its original IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 12th, 2003.

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

REPUBLICA DE VENEZUELA INTERPRETE JUDITH X. HERNANDEZ MORA

U.E.N. Molino Papel Escribir, Imprimir, Embalar
Teléfonos (043) 401224 - 401121
U.E.N. Molino Papel Higiénico
Teléfonos (043) 407511 - 407413 407534
U.E.N. Planta Sacos
Teléfonos (043) 401357 - 401341
U.E.N. Planta Bolsas
Teléfonos (043) 401100 - 401072

U.E.N. Formas Continuas, Resmas, Resmillas
Teléfonos (043) 401219 - 401220
(02) 2397461 - 2392480
U.E.N. Productos Escolares y de Oficina ALPES
Teléfonos (041) 332419 - 332405 - 332428
U.E.N. Transportes ALPES
Teléfonos (043) 474910 - 401380


MANPA

Oficina Principal
Avenida Francisco de Miranda,
Torre Country Club,
Chacaíto, Caracas 1050.
Apartado Postal 2046 Caracas 1010-A Venez
Teléfono (02) 9012311
Internet: http://www.manpa.com.ve


03 APR -8 PM 2:47
ARCHIVO
RECIBIDO
COMISION NACIONAL
DE VALORES

Caracas, 7 de abril de 2003

Señores
COMISION NACIONAL DE VALORES
Presente

A los fines de que conste que estuvo a disposición de los accionistas el Balance General, el Estado de Resultados, el Estado de Cuentas de Patrimonio y el Estado de Movimiento del Efectivo al 31 de diciembre de 2002, el Informe de los Comisarios y las Ternas de los Comisarios, de conformidad con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales, adjuntamos los avisos publicados en dos (2) diarios de mayor circulación. La Asamblea Ordinaria se efectuará el día 25 de abril de 2003.

Atentamente,

MANUFACTURAS DE PAPEL, C.A.
(Manpa), S.A.C.A.

Lic. CARLOS E. DELFINO T.
Presidente

Anexo lo indicado

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo Capital Suscrito: Bs. 22.940.094.240,oo Capital Pagado: Bs. 22.940.094.240,oo

EL NACIONAL

Nº 21.396 SÁBADO • 29 DE MARZO DE 2003


MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados, los informes de los Comisarios y las ternas de los Comisarios, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Caracas, 29 de marzo de 2003

LA JUNTA DIRECTIVA

EL UNIVERSAL

PREMIO NACIONAL DE PERIODISMO MENCION DISEÑO • PREMIO A LA EXCELENCIA DE LA SND

SABADO 29 DE MARZO DE 2003, CARACAS, VENEZUELA - AÑO XCIII - Nº 33.662 - DEPOSITO LEGAL PP-19090IDF43



MANPA

Manufacturas de Papel, C.A. (Manpa) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Suscrito: Bs. 22.940.094.240,oo
Capital Pagado: Bs. 22.940.094.240,oo

Se participa a los señores accionistas de esta empresa que los Estados Financieros auditados, los informes de los Comisarios y las ternas de los Comisarios, están a su disposición en las oficinas de la compañía ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 12, a partir de la fecha de esta publicación, dando así cumplimiento con lo establecido en los Artículos 113 y 126 de la Ley de Mercado de Capitales.

Caracas, 29 de marzo de 2003

LA JUNTA DIRECTIVA

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO JUDITH HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:------------------------------------

[Letterhead of MANPA]

Caracas, April 30, 2003.

Messrs.

NATIONAL SECURITIES COMMISSION

Public Offer of Securities

City

Attn. José Luis Vital

Enclose hereto please find one (1) original and three (3) copies of the Certification and Newspaper ad corresponding to the Series III Issuance 2002-I of Commercial Papers at Bearer of Manufacturas de Papel C.A. (MANPA) S.A.C.A., for their approval and the corresponding seal of Publicity Authorized by the National Securities Commission.

Having no further matter to discuss, please do not hesitate to contact us.

Sincerely,

Leticia Level (signed) Illegible.

Corporate Planning Manager. ---

[Letterhead of MANPA]

Caracas, April 30, 2003


INTERPRETE
PUBLICO

CERTIFICATION

I, Juan Antonio Lovera, a Venezuelan citizen, of legal age, of this domicile, bearer of Identity Card No.5.534.882, acting in my capacity as Corporate Finance Vice-President of MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. and in compliance with the powers vested upon me by Minutes of the Board of Directors dated February 22, 2002 do hereby declare that:

The conditions, fashions and other matters for the first Series of Issuance of Commercial Papers 2002-I are as follows:

Securities:

Commercial Papers at Bearer.

Total amount authorized for issuance:

Eight Thousand Million Bolivars (Bs.8,000,000,000.00) or its equivalent in U.S. dollars.

Total amount of the Second Series:

Five Thousand Million Bolivars (Bs.5,000,000,000.00).

Type of Placement:

Placement at bigger efforts, acting as placement agent.

Valores Vencred, S.A.

This series is represented by a Sole Title amounting to Bs.5,000,000,000.00, which will be under custody at the office premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent, which in charge will issue Negotiable Custody Certificates equal to the number of Investors owning the series.

Place and date of issuance:

Caracas, May 15, 2003.

Maturity Date:

Caracas, September 12, 2003.

Term:

120 days.

Placement price:

At discount.

Yielding:


INTERPRETE
PUBLICO
3
JUDITH X. HERNANDEZ MORA

The corresponding yielding of securities will be set with two (2) days prior the date of beginning the placement, which will be published in a newspaper ad on the day of placement. The yielding will be calculated based on a month of thirty (30) days, a year of three hundred sixty (360) days.

Payment place:

Securities par value will be paid at maturity upon submission of custody certificate at the business premises of Manufacturas de Papel, C.A. (Manpa) S.A.C.A. situated in Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaíto – Caracas, Phone 9012245.

It is hereby understood that primary placement of series which characteristics have been described herein will be carried out on May 15, 2003 and the regulations in effect regarding capital market and particularly, in regard to the "Standards Related to Issuance, Public Offer and Negotiation of Commercial Papers" issued by the National Securities Commission shall be complied with.

Offer term:

Fifteen (15) continuous days from May 15, 2003.

Juan Antonio Lovera (signed) Illegible.

Corporate Finance Vice-President.--

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Authorized Capital Bs.45,880,188,480.00

Capital Paid-in Bs. 22,940,094,240.00

Subscribed Capital Bs.22,940,094,240.00

PUBLIC OFFER OF COMMERCIAL PAPERS AT BEARER

ISSUANCE 2002-I

Authorization given by the National Securities Commission for the present Issuance was registered with the National Securities Registry as of August 7, 2002 as per Resolution No.122-2002 amounting to Bs.8,000,000,000.00 or its equivalent in U.S. dollars and will be in effect for one (1) year from the issuance of the first series.

The General Shareholder's Meeting of Manufacturas de Papel C.A. (MANPA) S.A.C.A. held on April 27, 2001 approved and empowered the Board of Directors to determine the


INTERPRETE
PUBLICO

terms and conditions of issuance. The Board of Directors does hereby authorize the Issuance and Public Offer of Commercial Papers in its session No.884 held on February 22, 2002.

On April 30, 2003 MANPA's Corporate Finance Vice-President by means of the powers vested upon him by the Board of Directors as of February 22, 2002 agreed issuance of the present series:

TOTAL SERIES III AMOUNT

Bs.5,000,000,000.00

The present series is represented by a Sole Title amounting to Bs.5,000,000,000.00 that will be in custody at the premises of Venezolano de Crédito, S.A., Banco Universal, in its capacity as Custodian Agent , which in turn will issue Negotiable Custody Certificates equal to the number of investors owning the series.

The Common Representative of Holders: Venezolano de Crédito, S.A., Banco Universal.

PLACEMENT PRICE: At discount

PLACE AND DATE OF ISSUANCE: Caracas, May 15, 2003

MATURITY DATE: September 12, 2003

TERM: 120 days

PAYMENT WAY: Par value payable at maturity

Yielding: XXXXX yearly Base 360 days

RISK QUALIFICATION

CLASIFICADORES ASOCIADOS S&S, C.A., A RISK-CLASSIFYING COMPANY	Category B; Sub-Category B1
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C.A.	Category A; Sub-Category A2

Payment place: The par value of these securities will be paid at maturity at MANPA offices situated in avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Phone:901-2335/ 901-2245

The minimum amount of the investment will not be less than One Hundred Thousand Bolivars (Bs.100,000.oo).

In the event a series of Commercial Papers in U.S. dollars is issued and an exchange control is established, the issuer will pay at maturity in U.S. dollars provided that there is a legal market where foreign currency can be acquired. In case there is no such market the issuer will pay in bolivars at the official exchange rate.

PLACEMENT BASED ON BIGGER EFFORTS

PLACEMENT AGENT

VALORES VENCRED CASA DE BOLSA, S.A.

[Vencred's Address]

Request the Issuance Prospectus authorized by the National Securities Commission to the aforementioned Placement Agent. Primary placement will begin on May 15, 2003 with a term of 15 continuous days.

Translator's Note:

At the upper right margin of each folio in Spanish there is a wet seal that reads as follows: "National Securities Commission. 03 April 30 PM 2:24 FILE. RECEIVED."--------

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, June 2nd, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR



MANPA

COMISION NACIONAL DE VALORES

03 APR 30 PM 2: 24

ARCHIVO RECIBIDO

Caracas, 30 de abril de 2003.

Señores:
COMISION NACIONAL DE VALORES
Oferta Pública de Títulos Valores
Ciudad.-

Att.- José Luis Vital

Anexo a la presente sírvase encontrar un (01) original y tres (03) copias de la Certificación y Aviso de Prensa correspondiente a la Serie III de la Emisión 2002-I de Papeles Comerciales al portador de Manufacturas de Papel C.A. (MANPA) S.A.C.A.), para su aprobación y respectivo sello de *Publicidad Autorizada por la Comisión Nacional de Valores.*

Sin más que agregar y a su disposición para cualquier aclaratoria adicional,

Atentamente,

Leticia Level
Gerente de Planificación Corp.


MANPA

Caracas, 30 de abril de 2003

CERTIFICACION

Yo, Juan Antonio Lovera, venezolano, mayor de edad, de este domicilio, titular de la Cédula de Identidad N° 5.534.882, actuando en mi carácter de Vicepresidente Corporativo de Finanzas de MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. y de acuerdo a las atribuciones conferidas a mi persona según acta de Junta Directiva de fecha 22 de febrero de 2002 declaro:

Las condiciones, modalidades y demás para la Tercera Serie de la emisión de Papeles Comerciales 2002-I son las siguientes:

Títulos: Papeles Comerciales al Portador

Monto total autorizado de la emisión: Ocho Mil Millones de Bolívares con 00/100 (Bs. 8.000.000.000,00) o su equivalente en dólares americanos

Monto total de la Tercera serie : Cinco Mil Millones de Bolívares (Bs. 5.000.000.000,00)

Tipo de colocación: Colocación a mayores esfuerzos, actuando como agente de colocación

Valores Vencred, S.A.

Esta serie está representada por un Titulo Unico por el monto de Bs. 5.000.000.000.00, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de Inversionistas que posea la serie.

Lugar y fecha de emisión: Caracas, 15 de mayo de 2003

Fecha de vencimiento: Caracas, 12 de septiembre de 2003

Plazo: 120 días

Precio de la colocación: A descuento

Rendimiento: El respectivo rendimiento de los títulos se fijara con dos (02) días de anterioridad a la fecha de inicio de la colocación, la cual será publicada mediante aviso de prensa, el dia de la colocación. El mismo se calculará en base al mes de treinta (30) días, año de trescientos sesenta días (360)

Lugar de pago: El Valor Nominal de los títulos, serán pagados a su vencimiento, contra presentación del certificado de custodia, en las oficinas de Manufacturas de Papel, C.A. (Manpa) S.A.C.A. ubicadas en la Avenida Francisco de Miranda, Torre Country Club, Piso 11, Chacaito – Caracas, Teléfono 9012245

Queda entendido que la colocación primaria de la serie cuyas características se han descrito se realizará el 15 de mayo de 2003 y que deberá cumplirse a este respecto la normativa existente en materia de mercado de capitales y específicamente, a lo dispuesto en las "Normas Relativas a la Emisión, Oferta Publica y Negociación de Papeles Comerciales" Emanadas de la Comisión Nacional de Valores.

Plazo de oferta: Quince (15) días continuos a partir del 15 de mayo de 2003.

Juan Antonio Lovera
Vicepresidente Corporativo de Finanzas


MANPA

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A.

Capital Autorizado: Bs. 45.880.188.480,oo
Capital Pagado: Bs. 22.940.094.240,oo
Capital Suscrito: Bs. 22.940.094.240,oo

OFERTA PUBLICA DE PAPELES COMERCIALES AL PORTADOR EMISION 2002-I

La autorización otorgada por la Comisión Nacional de Valores para la presente Emisión fue inscrita en el Registro Nacional de Valores el 07 de agosto de 2.002 según Resolución No. 122-2002, por un monto de Bs. 8.000.000.000,00 o su equivalente en dólares de los Estados Unidos de América y tendrá vigencia de un (01) año, contados a partir de la emisión de la primera serie.

La Asamblea General Ordinaria de Accionistas de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., celebrada el 27 de abril de 2.001 aprobó y facultó a la Junta Directiva para la determinación de los términos y las condiciones de la emisión. La Junta Directiva autoriza la Emisión y Oferta Pública de Papeles Comerciales en su sesión No. 884 celebrada el 22 de Febrero de 2.002.

El Vicepresidente Corporativo de Finanzas de MANPA, el 30 de abril de 2.003, mediante atribuciones conferidas en reunión de Junta Directiva del 22 de febrero de 2.002, acordó la emisión de la presente serie:

MONTO TOTAL DE LA SERIE III
BS. 5.000.000.000,oo

La presente serie está representada por un Titulo Unico por el monto de Bs.5.000.000.000, oo, el cual estará en custodia en las oficinas de Venezolano de Crédito, S.A., Banco Universal, en su carácter de Agente Custodio, quien a su vez emitirá Certificados de Custodia Negociables iguales al número de inversionistas que posea la serie.

El Representante Común de los Tenedores: Venezolano de Crédito, S.A., Banco Universal

PRECIO DE COLOCACION: A descuento

LUGAR Y FECHA DE EMISION: Caracas, 15 de mayo de 2003
FECHA DE VENCIMIENTO: 12 de septiembre de 2003
PLAZO: 120 días
FORMA DE PAGO: Valor Nominal pagadero al vencimiento

Rendimiento
XXXXX anual
Base 360 días

CALIFICACION DE RIESGO

CLASIFICADORES ASOCIADOS S&S, C. A. SOCIEDAD CALIFICADORA DE RIESGO	Categoría B; Sub-Categoría B1
CLAVE SOCIEDAD CALIFICADORA DE RIESGO, C. A.	Categoría A; Sub-Categoría A2

Lugar de Pago: El valor nominal de estos títulos serán pagados a su vencimiento en las oficinas de MANPA situadas en la avenida Francisco de Miranda, Torre Country Club, piso 11, Chacaíto, Caracas. Teléfono: 901.23.35 – 901.22.45.

El monto mìnimo de la inversiòn no podrà ser inferior a Cien Mil Bolívares (Bs. 100.000,00)

En caso de que se emita una serie de Papeles Comerciales en dólares de los Estados Unidos de América y se estableciere un control de cambios, el emisor cancelara a su vencimiento en dólares de los Estados Unidos de América siempre y cuando exista un mercado legal donde se puedan adquirir las divisas. En caso de no existir ese mercado el emisor cancelara en bolívares a la tasa de cambio oficial.

COLOCACION EN BASE A MAYORES ESFUERZOS
AGENTE DE COLOCACION



VALORES VENCRED
CASA DE BOLSA, S.A.

Avenida Alameda, San Bernandino, Venezolano de Crédito, S.A., Banco Universal, Piso 1, ala Oeste
Telfs: 806.67.21 al 23

Solicite el Prospecto de la Emisión, autorizado por la Comisión Nacional de Valores al Agente de Colocación antes señalado.La còlocación primaria de los títulos se iniciará el 15 de mayo de 2.003, con un plazo de 15 días continuos.